

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 23, 2011

<u>Via Email</u>
Michael J. O'Donnell, Esq.
Morrison & Foerster LLP
755 Page Mill Road
Palo Alto, CA 94304

      Re: NeurogesX, Inc.
               Schedule TO-I
               Filed November 14, 2011
               File No. 5-82872

Dear Mr. O'Donnell:

      We have limited our review of the filing to those issues we have addressed in our comments below. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule TO-I</u>

<u>Exhibit (a)(1)(A) Offer to Exchange Certain Stock Options</u>

<u>General</u>

1.   Your current offer provides a range of possible exchange ratios, which will be determined based on the closing price of the company's common stock on the expiration date of the offer. Accordingly, as currently structured optionholders who tender in your offer will not know the new exercise price and the reduced number of options, if any, they will receive in exchange until the close of business on the expiration date. Thus, it appears that optionholders will not know certain material terms of the offer (i.e. the exact exchange ratio) until some point after the close of business on the expiration date. This structure appears to be inconsistent with Item 4 of Schedule TO and corresponding Item 1004(a) of Regulation M-A. Please advise.

2.   Please note our comment above. Please provide an analysis of how your offer as structured allows sufficient time for holders to consider whether to tender or withdraw their options following an announcement of the material terms of the offer (i.e. the exact exchange ratio). We note that Rules 13e-4(f)(1)(ii) and 14e-1(b) of the Exchange Act require that you extend the offering period for any increase or decrease in the consideration offered so at least ten business days remain in the offer after the information is first sent to optionholders. Please advise.

*   *   *

As appropriate, please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc: Gavin McCraley, Esq.
        Morrison & Foerster LLP